Southwest Water Company

624 South Grand Avenue, Suite 2900

Los Angeles, CA 90017

October 16, 2007

Mr. Michael Moran

Branch Chief

Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 3561

100 F Street, NE

Washington, D.C. 20549

Re:	Southwest Water Company
Item 4.01 Form 8-K filed October 11, 2007
File No. 0-08176

Dear Mr. Moran:

We have prepared the following responses addressing the comments contained in your letter dated October 12, 2007 regarding the above-referenced filing. These responses are being submitted to you in electronic form via Edgar and, for your convenience, we are also furnishing you with a copy via overnight courier.

As requested in your letter, we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

To assist in your review of our responses, we have included your comments in bold face type before our responses.

1.              It appears the circumstances you describe represents a future dismissal of your independent accountants. Please note that you are required to file an amended Form 8-K when KPMG has completed all audit related work with respect to their engagement. We would expect you to disclose the date they completed all audit work, and to be able to state, if true, that there were still no disagreements or reportable events through this date. The amendment should include another letter from KPMG confirming that they agree with the updated disclosures, if true. Please acknowledge this obligation to file the Form 8-K amendment.

Response:

We acknowledge our obligation to file the Form 8-K amendment.

2.              We note your disclosure with respect to the engagement of new auditors. Please either amend this Form 8-K, or file a new Form 8-K, when in fact the engagement of new auditors is complete.

Response:

We acknowledge our obligation to file an amendment to this Form 8-K, or new Form 8-K, when we have engaged the new auditors.

If you have any additional questions or you would like us to provide you with further information relating to this matter, please feel free to contact me directly (Phone: (213) 929-1836, Fax: (213) 929-1889, or Email: cclary@swwc.com).

Sincerely,

/s/ Cheryl L. Clary
Cheryl L. Clary
Chief Financial Officer

cc:   Mr. Robert Burnett, Securities and Exchange Commission